UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 28)*

WAL-MART STORES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

931142-10-3
(CUSIP Number)

   12/31/08
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          Rule 13d-1(b)

          Rule 13d-1(c)

    X   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.   931142-10-3
13G

1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

                                     Estate of Helen R. Walton

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                     (a)  X
                                     (b)____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     United States

                           5.   SOLE VOTING POWER
 NUMBER OF                                                0**
  SHARES
BENEFICIALLY                          6.   SHARED VOTING POWER
 OWNED BY                                                  1,680,506,739**
   EACH
 REPORTING                               7.   SOLE DISPOSITIVE POWER
  PERSON                                                       0**
   WITH:
                                                      8.   SHARED DISPOSITIVE POWER
                                                                        1,680,506,739**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                        1,680,506,739**

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (See Instructions)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                        42.84%

12.  TYPE OF REPORTING PERSON (See Instructions)

                                                                        OO

** For additional information, see Schedule A and the footnotes thereto.

CUSIP No.   931142-10-3
13G

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

                                     S. Robson Walton

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                             (a)  X
                                             (b)____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     United States

                           5.   SOLE VOTING POWER
 NUMBER OF                                                2,878,532**
  SHARES
BENEFICIALLY                          6.   SHARED VOTING POWER
 OWNED BY                                                  1,682,796,996**
   EACH
 REPORTING                               7.   SOLE DISPOSITIVE POWER
  PERSON                                                       2,819,213**
   WITH:
                                                      8.   SHARED DISPOSITIVE POWER
                                                                         1,682,796,996**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         1,685,675,528**

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (See Instructions)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                         42.97%

12.   TYPE OF REPORTING PERSON (See Instructions)

                                                                         IN

** For additional information, see Schedule A and the footnotes thereto.

CUSIP No.   931142-10-3
13G

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                                     John T. Walton Estate Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                     (a)  X
                                     (b)____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     United States

                           5.   SOLE VOTING POWER
 NUMBER OF                                                0**
  SHARES
BENEFICIALLY                          6.   SHARED VOTING POWER
 OWNED BY                                                  1,680,506,739**
   EACH
 REPORTING                               7.   SOLE DISPOSITIVE POWER
  PERSON                                                        0**
   WITH:
                                                      8.   SHARED DISPOSITIVE POWER
                                                                         1,680,506,739**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         1,680,506,739**

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (See Instructions)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                         42.84%

12.   TYPE OF REPORTING PERSON (See Instructions)

                                                                         OO

** For additional information, see Schedule A and the footnotes thereto.

CUSIP No.   931142-10-3
13G

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                                     Jim C. Walton

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                     (a)  X
                                     (b)____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     United States

                           5.   SOLE VOTING POWER
 NUMBER OF                                                10,486,911**
  SHARES
BENEFICIALLY                          6.   SHARED VOTING POWER
 OWNED BY                                                  1,682,585,830**
   EACH
 REPORTING                               7.   SOLE DISPOSITIVE POWER
  PERSON                                                       10,486,911**
   WITH:
                                                      8.   SHARED DISPOSITIVE POWER
                                                                        1,682,585,830**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                        1,693,072,741**

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (See Instructions)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                        43.16%

12.   TYPE OF REPORTING PERSON (See Instructions)

                                                                        IN

** For additional information, see Schedule A and the footnotes thereto.

Page 5of 12

CUSIP No.   931142-10-3
13G

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                                     Alice L. Walton

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                     (a)  X
                                     (b)____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     United States

                           5.   SOLE VOTING POWER
 NUMBER OF                                                6,977,266**
  SHARES
BENEFICIALLY                          6.   SHARED VOTING POWER
 OWNED BY                                                  1,682,319,545**
   EACH
 REPORTING                               7.   SOLE DISPOSITIVE POWER
  PERSON                                                       6,977,266**
   WITH:
                                                      8.   SHARED DISPOSITIVE POWER
                                                                         1,682,319,545**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         1,689,296,811**

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (See Instructions)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                         43.07%

12.   TYPE OF REPORTING PERSON (See Instructions)

                                                                         IN

** For additional information, see Schedule A and the footnotes thereto.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G
Item 1.
          (a)   Name of Issuer.

                     Wal-Mart Stores, Inc.

          (b)   Address of Issuer's Principal Executive Offices.

                     702 S.W. 8th Street
                     Bentonville, Arkansas  72716

Item 2.
          (a)   Names of Persons Filing.

                     Estate of Helen R. Walton;
                     S. Robson Walton;
                     John T. Walton Estate Trust;
                     Jim C. Walton; and
                     Alice L. Walton;

          (b)   Address of Principal Business Offices, or, If none,
                      Residence.

                     The principal business office of each person
                     named in Item 2(a) above is P.O. Box 1860,
                     Bentonville, Arkansas 72712.

          (c)   Citizenship.

                     Each individual filing this Schedule 13G is a
                     citizen of the United States.  The Estate of
                     Helen R. Walton and the John T. Walton Estate
                     Trust are subject to and governed by United
                     States Federal and State laws.

          (d)   Title of Class of Securities.

                     Common Stock.

          (e)   CUSIP Number.

                     931142-10-3

Item 3.   If this statement is filed pursuant to Rule 240.13d-1(b) or
               240.13d-2(b)or (c), check whether person filing is a:

              (a)  ____    Broker or dealer registered under section 15 of the
                                  Act (15 U.S.C. 78o).
              (b)  ____    Bank as defined in section 3(a)(6) of the Act
                                  (15 U.S.C. 78c)
              (c)  ____    Insurance company as defined in section 3(a)(19) of
                                  the Act (15 U.S.C. 78c).
              (d)  ____    Investment company registered under section 8 of the
                                  Investment Company Act of 1940 (15 U.S.C. 80a-8).
              (e)  ____    An investment adviser in accordance with Rule
                                  240.13d-1(b)(1)(ii)(E);
              (f)   ____    An employee benefit plan or endowment fund in
                                  accordance with Rule 240.13d-1(b)(1)(ii)(F);
              (g)  ____    A parent holding company or control person in
                                  accordance with Rule 240.13d-1(b)(1)(ii)(G);
              (h)  ____    A savings associations as defined in Section 3(b)of
                                  the Federal Deposit Insurance Act (12 U.S.C. 1813);
              (i)   ____    A church plan that is excluded from the definition
                                  of an investment company under section 3(c)(14) of
                                  the Investment Company Act of 1940 (15 U.S.C. 80a-3);
              (j)   ____    Group, in accordance with Rule
                                  240.13d-1(b)(1)(ii)(J).

                                  Not applicable.

Item 4.   Ownership

              (a)   Amount Beneficially Owned:

                         See Schedule A hereto.

              (b)   Percent of Class:

                         See Schedule A hereto.

              (c)   Number of shares as to which the person has:
  (i)   Sole power to vote or to direct the
     vote _______________.

  (ii)  Shared power to vote or to direct the
     vote _______________.

  (iii) Sole power to dispose or to direct the
     disposition of _______________.

  (iv) Shared power to dispose or to direct the
     disposition of _______________.

          Instruction.  For computations regarding securities which
         represent a right to acquire an underlying security see
          rule 240.13d-3(d)(1).

                                     See Schedule A. hereto.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following ___ .

Instruction: Dissolution of a group requires a response to this item.

                     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more that five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                     Not applicable.

Item 7.   Identification and Classification of the Subsidiary which
       Acquired the Security Being Reported on By the Parent
               Holding Company or Control Person.

     If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

                     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to Rule 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 240.13d-1(c) or Rule 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

                     The identity of each member of the group is
                     disclosed on the cover pages attached hereto.

Item 9.   Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                     Not applicable.

Item 10.   Certification.

     (a)   The following certification shall be included if the statement is filed pursuant to rule 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose  of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                    Not applicable.

     (b)   The following certification shall be included if the statement is filed pursuant to Rule 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                    Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               February 4, 2009
                               Date

                              /s/ S. Robson Walton
                                   S. Robson Walton,
                                   individually and in his capacity
                                    as co-personal representative of the
                                   Estate of Helen R. Walton and in his
                                   capacity as cotrustee of the
    John T. Walton Estate Trust

                              /s/ Jim C. Walton
                                   Jim C. Walton,
                                   individually and in his capacity
                                    as co-personal representative of the
                                   Estate of Helen R. Walton and in his
                                   capacity as cotrustee of the
                                   John T. Walton Estate Trust

                              /s/ Alice L. Walton
                                   Alice L. Walton,
                                   individually and in her capacity
                                    as co-personal representative of the
                                   Estate of Helen R. Walton and in her
                                   capacity as cotrustee of the
                                   John T. Walton Estate Trust

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other that an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties for whom copies are to be sent.

   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

 Schedule A

BENEFICIAL OWNERSHIP OF COMMON STOCK

In the following table, each reference to the percentage of common stock beneficially owned by a reporting person is calculated using the 3,922,552,337 shares of common stock outstanding on December 3, 2008, as shown by the most recent report published by the issuer.  The footnotes to the following table describe, among other things, the extent to which each reporting person disclaims beneficial ownership of the common stock set forth opposite such reporting person's name in such table.

Reporting Person	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage Outstanding Common Stock
                             Number of Shares of Common Stock as
                                     to Which Reporting Person has
                 ---------------------------------------------------------------------------
             Sole                      Shared                 Sole                         Shared
            Power                     Power                 Power                       Power
            to Vote                   to Vote              to Dispose               to Dispose

Estate of Helen R. Walton 1/	1,680,506,739	42.84%	0	1,680,506,739	0	1,680,506,739

S. Robson Walton 2/	1,685,675,528	42.97%	2,878,532	1,682,796,996	2,819,213	1,682,796,996

John T. Walton Estate Trust 3/	1,680,506,739	42.84%	0	1,680,506,739	0	1,680,506,739

Jim C. Walton 4/	1,693,072,741	43.16%	10,486,911	1,682,585,830	10,486,911	1,682,585,830

Alice L. Walton 5/	1,689,296,811	43.07%	6,977,266	1,682,319,545	6,977,266	1,682,319,545

    1/    The number and percentage of shares of common stock shown in the table as beneficially owned by the Estate of Helen R. Walton represent (a) 1,680,506,739 shares held by Walton Enterprises, LLC as to which S. Robson Walton, Jim C. Walton and Alice L. Walton, as co-personal representatives of the Estate of Helen R. Walton, a managing member of Walton Enterprises, LLC, shares voting and dispositive power with S. Robson Walton, Jim C. Walton and Alice L. Walton, individually as managing members thereof, and in their capacities as cotrustees of the John T. Walton Estate Trust, which is also a managing member thereof.
          With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.
          The Estate of Helen R. Walton disclaims beneficial ownership of the shares listed in (a) above, except to the extent of its beneficial interest in Walton Enterprises, LLC.
    2/    The number and percentage of shares of common stock shown in the table as beneficially owned by S. Robson Walton represent (a) 2,819,213 shares held directly by S. Robson Walton, (b) 1,810,632 shares held by a partnership, as to which S. Robson Walton, as a general partner thereof, shares a majority of voting and dispositive power with Alice L. Walton, as a trustee of certain trusts that are general partners thereof, (c) an aggregate of 477,451 shares held by four trusts - in the case of each such trust, S. Robson Walton, as a cotrustee thereof, shares voting and dispositive power with the primary beneficiary of each such trust who serves as his cotrustee, (d) 1,680,506,739 shares held by Walton Enterprises, LLC, as to which S. Robson Walton, as a managing member thereof, shares voting and dispositive power with Jim C. Walton and Alice L. Walton, individually as managing members, and Jim C. Walton, S. Robson Walton and Alice L. Walton in their capacities as cotrustees of the John T. Walton Estate Trust and as co-personal representatives of the Estate of Helen R. Walton, which are also managing members thereof, (e) 2,174 shares held by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton and Alice L. Walton, as co-personal representatives, share dispositive and voting power, and (f) 59,319 shares held under the Wal-Mart Profit Sharing and 401(k) Plan for the benefit of S. Robson Walton under which he can direct the vote of such shares, but does not have the power to direct the sale of such shares.
          With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.
          S. Robson Walton disclaims beneficial ownership of the shares listed in (c) and (e) above.  He also disclaims beneficial ownership of the shares listed in (b) and (d) above, except to the extent of his actual ownership interest in the partnership described in (b) above and Walton Enterprises, LLC.
    3/    The number and percentage of shares of common stock shown in the table as beneficially owned by the John T. Walton Estate Trust represent (a) 1,680,506,739 shares held by Walton Enterprises, LLC, as to which S. Robson Walton, Jim C. Walton and Alice L. Walton, as cotrustees of the John T. Walton Estate Trust, a managing member of Walton Enterprises, LLC, shares voting and dispositive power with S. Robson Walton, Jim C. Walton and Alice L. Walton, individually as managing members thereof, and in their capacities as co-personal representatives of the Estate of Helen R. Walton, which is also a managing member thereof.
          With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.
          The John T. Walton Estate Trust disclaims beneficial ownership of the shares listed in (a) above, except to the extent of its actual ownership interest in Walton Enterprises, LLC.
    4/    The number and percentage of shares of common stock shown in the table as beneficially owned by Jim C. Walton represent  (a) 10,486,911 shares held directly by Jim C. Walton, (b) 1,680,506,739 shares held by Walton Enterprises, LLC, as to which Jim C. Walton, as a managing member thereof, shares voting and dispositive power with S. Robson Walton and Alice L. Walton, individually as managing members, and S. Robson Walton, Jim C. Walton and Alice L. Walton in their capacities as cotrustees of the John T. Walton Estate Trust and as co-personal representatives of the Estate of Helen R. Walton, which are also managing members thereof, (c) 2,174 shares held by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton and Alice L. Walton, as co-personal representatives, share dispositive and voting power, and (d) 2,076,917 shares held by a corporation organized and operated for charitable purposes, as to which Jim C. Walton as a director thereof, shares voting and dispositive power with six other unrelated individuals, the other directors thereof.

          With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.
          Jim C. Walton disclaims beneficial ownership of the shares listed in (c) and (d) above.  He also disclaims beneficial ownership of the shares listed in (b) above, except to the extent of his actual ownership interest in Walton Enterprises, LLC.
    5/    The number and percentage of shares of common stock shown in the table as beneficially owned by Alice L. Walton represent (a) 6,748,580 shares held directly by Alice L. Walton, (b) 228,686 shares held by trusts, of which Alice L. Walton is the sole trustee, (c) 1,810,632 shares held by a partnership, as to which Alice L. Walton, as a trustee of certain trusts that are general partners thereof, shares a majority of voting and dispositive power with S. Robson Walton, a general partner thereof, (d) 1,680,506,739 shares held by Walton Enterprises, LLC, as to which Alice L. Walton, as a managing member thereof, shares voting and dispositive power with S. Robson Walton and Jim C. Walton individually as managing members, and S. Robson Walton, Jim C. Walton and Alice L. Walton in their capacities as cotrustees of the John T. Walton Estate Trust and as co-personal representatives of the Estate of Helen R. Walton, which are also managing members thereof, and (e) 2,174 shares held by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton and Alice L. Walton, as co-personal representatives, share dispositive and voting power.
          With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.
          Alice L. Walton disclaims beneficial ownership of the shares listed in (b), (c) and (e) above.  She also disclaims beneficial ownership of the shares listed in (d) above, except to the extent of her actual ownership interest in Walton Enterprises, LLC.